U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                         Commission File Number: 1-13856

                           NOTIFICATION OF LATE FILING

                                   (Check One)

       [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form
                       10-Q and Form 10-QSB [ ] Form N-SAR
                       For Period Ended: December 31, 2000

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:  N/A_______
                                                          ---


     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________


PART I - REGISTRANT INFORMATION

           Full Name of Registrant:   SEL-LEB MARKETING, INC.
                                      -----------------------
           Former name if applicable: N/A______________
                                      ---

           Address of Principal
           Executive Office (Street and Number): 495 RIVER STREET
                                                   PATERSON, NJ 07524
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PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K[SB], 11-K, 20-F, 10-Q[SB], N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due  to  the   illnesses   of  both   the   Registrant's   Executive   Vice
President--Finance and the Registrant's Controller, the Registrant has been unable to compile all financial and other information needed for the completion of the Form 10-KSB, the review of the Form by Registrant's management and the audit of the financial statements of the Registrant by its independent auditors by April 2, 2001. The Company is taking all necessary actions, with the

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assistance of each of its Executive Vice  President--Finance and its Controller,
to complete its financial statements and the Form 10-KSB and to keep up with the daily, ongoing operations of the Registrant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      JACK K. KOEGEL__________________(973)__________225-9880__
      ---------------                 -----          --------
      (Name)                               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             SEL-LEB MARKETING, INC.
                             -----------------------
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 29, 2001                       /s/  JACK K . KOEGEL
                                                 ---------------
                                                 Jack K. Koegel
                                             Vice Chairman of the Board
                                            and Chief Operating Officer


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                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                             SEL-LEB MARKETING, INC.


                  With respect to its Form 10-KSB for the year
                             ended December 31, 2000



     Registrant made a conscious decision to restrict sales to three major customers (Bradlees, Bills Dollar Stores and Ames), whose aggregrate prior year sales with the Registrant were approximately $1,129,000, because of the Registrant's perception that there were severe credit issues and problems with these accounts. Subsequently, both Bills Dollar Stores and Bradlees declared bankruptcy. As a result, the Registrant anticipates that it will record a loss from operations during the quarter ended December 31,2000 that substantially differs from the gain realized by the Registrant during the same period in 1999. The Registrant is in the process of determining the amount of such change in its results of operations.


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